

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

DC
No Act
P.E. 2-5-07



07050039

RECD S.E.C.
MAR 2 9 2007
1086

March 22, 2007

Anne T. Larin
Attorney and Assistant Secretary
General Motors Corporation
Legal Staff
MC 482-C23-D24
300 Renaissance Center
P.O. Box 300
Detroit, MI 48265-3000

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/22/2007

Re: General Motors Corporation
Incoming letter dated February 5, 2007

Dear Ms. Larin:

This is in response to your letter dated February 5, 2007 concerning the shareholder proposal submitted to General Motors by Robert D. Morse. We also have received a letter from the proponent dated February 7, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

PROCESSED
APR 0 6 2007
THOMSON
FINANCIAL

Enclosures

cc: Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08057-2717

40730



General Motors Corporation
Legal Staff

Facsimile
(313) 665-4979

Telephone
(313) 665-4927

February 5, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This is a filing, pursuant to Rule 14a-8(j), to omit the proposal received on November 1, 2006 from Robert D. Morse (Exhibit A) from the General Motors Corporation proxy materials for the 2007 Annual Meeting of Stockholders. The proposal would limit total compensation to each of "the top five persons named in Management" to $500,000 per year, "plus any nominal perks".

General Motors intends to omit the proposal, as Mr. Morse did not provide evidence of his eligibility to submit a proposal under Rule 14a-8(b) within the 14-day deadline provided in subsection (f)(1) of Rule 14a-8.

The letter accompanying Mr. Morse's proposal stated that his stock was held in uncertificated form by TD Ameritrade and that he would request a letter from that entity if verification was required (Exhibit B). Accordingly, General Motors confirmed by letter dated November 2 (Exhibit C) that our stock transfer agent confirmed that he was not a stockholder of record and that we required evidence of his beneficial stock ownership. GM's letter described the types of evidence that would be acceptable and enclosed a copy of Rule 14a-8, noting that under subsection (f)(1) of the Rule he was required to send the evidence to GM within 14 days after receiving our letter.

GM's November 2 letter was delivered by Federal Express to Mr. Morse on November 3, 2006 (Exhibit D), so that the deadline for providing evidence of stock ownership was November 17. On November 29, GM received an envelope from Mr. Morse postmarked November 22, 2006 (Exhibit E), which contained a letter from TD Ameritrade dated November 15 regarding his stock ownership, with my name, address and fax number handwritten at the top, as well as handwritten notations "FAX ATTEMPT #3" and "EXHIBIT" (Exhibit F). The envelope also contained a "Transmission Verification Report" dated November 21, 2006, which included a handwritten notation "3 TRIES" (Exhibit G).

We have concluded from this information that Mr. Morse attempted to fax the November 15 letter from TD Ameritrade to my office on November 21, but was unable to make a connection. Both the November 21 date of his attempt to send the letter by fax and the November 22 postmark on the envelope used to mail the letter are more 14 days after he received our request, on November 3. Subsection (f)(1) states that a company may exclude a proposal if a deficiency such as evidence of stock ownership is not remedied in a response postmarked or transmitted electronically no later than 14 days after the receipt of the company's notice of deficiency. GM therefore intends to exclude Mr. Morse's proposal.

Please inform us whether the Staff will recommend any enforcement action if this proposal is omitted from the proxy materials for General Motors' 2007 Annual Meeting of Stockholders. GM plans to begin printing its proxy material at the beginning of April. We would appreciate any assistance you can give us in meeting our schedule.

Sincerely yours,



Anne T. Larin
Attorney and Assistant Secretary

Enclosure

c: Robert D. Morse

PROPOSAL

I, Robert D. Morse, of 212 Highland Avenue, Moorestown, NJ 08057-2717, owner of $2000.00 or more in General Motors Corporation stock, propose that the remuneration to any of the top five persons named in Management be limited to $500,000.00 per year, plus any nominal perks. This program is to be applied after any existing programs now in force for options, bonuses, SAR's, etc., have been completed, and severance contracts should be discontinued, as they are also a part of remuneration programs.

This proposal does not affect any other personnel in the company and their remuneration programs

REASONS

The limit of one half million dollars in remuneration is far above that needed to enjoy an elegant life-style.

Throughout Corporate history, only a few persons whom have created a corporation now remain in Management. Some descendents have inherited top positions, while most have attained them through recommendations, ability, or influence, not necessarily providing increased earnings for a company. These come from the product or services, its public acceptance, advertising and the workforce.

Due to an unfair removal of the word: "Against" since about Year 1975, and ONLY in the "Vote for Directors" column, Management nominees for that position are rarely defeated, as receiving only as little as one vote guarantees election, and in turn, Directors re-elect management and reward them. The term was devised and incorporated in 6 or 8 states of high company registrations as a state and corporate "Rule". "Right of Dissent" is denied, and shareowners may not vote "No" or "Against" and be counted as such.
This unfairness has yet to be corrected by the Commission as requested.

The Ford Motor Company reinstated "Against" several years ago, showing the American Way of proper corporate proxies presentations. Exxon-Mobil has reverted to a majority vote for election of Directors., a fine decision for shareowners !

Thank you, and please vote "YES" for this Proposal. It is for YOUR benefit !

Robert D. Morse

Exhibit B

Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08957-2717

Ph: 856 235 1711

October 28, 2006

Office of The Secretary
General Motors Corporation

Dear Secretary:

I, Robert D. Morse, of 212 Highland Avenue, Moorestown, NJ 08057-2717, wish to introduce the enclosed Proposal for the Year 2007 Proxy Material I have held.$2000.00 or more in the company's securities over one year and will continue to hold until after the next meeting date.

I can be expected to attend or be represented at the meeting by an alternate selection.

The securities are held in approved non-certificate manner by my agent TD Ameritrade. Ph: 1 800 934 4448 or: Ameritrade, Inc. Harborside Financial Center, Plaza IVA, 135 Greene St. Jersey City, NJ, 07392. If required verification, advise now, and I will request a letter from that entity. Since disuse of certificates is now the norm, this requirement should be waived, as there is no point or advantage in my stating otherwise. A copy of Ameritrade purchase and present monthly report should suffice.

Encl.: Proposal and Reasons
Rhymes for stress relief.
Not part of the presentation.

Sincerely,

Robert D. Morse



Exhibit C



General Motors Corporation
Legal Staff

Facsimile (313) 665-4978

Telephone (313) 665-4927

November 2, 2006

BY FEDERAL EXPRESS
Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08957-2717

Dear Mr. Morse:

On November 1, General Motors received your letter dated October 28, 2006 submitting a stockholder proposal for the 2007 Annual Meeting of Stockholders.

Our transfer agent has confirmed that you are no longer a record owner of GM stock, and I understand from your letter that Ameritrade is the record owner of the shares you beneficially own. Please provide us with evidence that your beneficial stock ownership satisfies the requirements of Rule 14a-8. Subsections (2)(i) and (ii) of Question 2 describe the types of evidence that would be acceptable:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have have filed one of those documents with the SEC, you may demonstrate your eligibility by submitting to the company:

A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement;

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

A copy of Rule 14a-8 is enclosed, as required by the rules of the SEC.

As stated in Question 6(1) of the enclosed Rule, you must send the evidence of your stock ownership no later than 14 days after you receive this letter. Please send it to my attention at the address on the first page of this letter, and include the mail code (MC 482-C23-D24).

Sincerely,



Anne T. Larin
Attorney and Assistant Secretary

Enclosure

Exhibit D



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Tracking number	850754514050	**Destination**	M
Signed for by	Signature release on file	**Delivered to**	Residence
Ship date	Nov 2, 2006	**Service type**	Priority Envelope
Delivery date	Nov 6, 2006 10:17 AM		
Status	Delivered		

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Date/Time		Activity	Location	Details
Nov 6, 2006	10:17 AM	Delivered	M	Left at side door Package delivered to recipient address - release authorized
	8:15 AM	On FedEx vehicle for delivery	MOUNT LAUREL, NJ	
	6:47 AM	At local FedEx facility	MOUNT LAUREL, NJ	
	2:22 AM	At dest sort facility	LINWOOD, PA	
Nov 4, 2006	6:01 AM	Departed FedEx location	INDIANAPOLIS, IN	
	12:34 AM	Arrived at FedEx location	INDIANAPOLIS, IN	
Nov 3, 2006	9:39 PM	Left origin	DETROIT, MI	
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Rxhibit E


M

Mr. Robert Morse
212 Highland Ave
Moorestown, NJ 08057

SOUTH JERSEY NJ 080
22 NOV 2006 PM 5 L



Office of The Secretary
General Motors Corporation
MC 482 C23 –024
300 Renaissance Center
PO Box 300
Detroit, MI 48265-3000

48265+3000

To: U. Karen
S. Colby

Exhibit F

TD AMERITRADE

Alliance Gateway Freeway, Fort Worth, TX 76177 tdameritrade.com

ANNE T. LARRIN, ATTNY.
MC 482-C23 D24
FAX 1-313-665-4978

EXHIBIT

November 15, 2006

RECEIVED
NOV 29 2006
OFFICE OF SECRETARY
DETROIT

Robert D Morse
212 Highland Ave
Moorestown, NJ 08057-2717

FAX ATTEMPT #3

RE: Account Number: [redacted]
File Number: 120102566

Dear Mr. Morse,

Please review below the information that you have requested.
In the aforementioned account, [illegible] were purchased [illegible]
Please also note that 200 shares of General Motors Corp. were purchased on March 23, 2005. You have held this same amount of shares in your account since this initial purchase.

Please call Client Services at **800-934-4448** if you have any questions regarding this matter.

Sincerely,



Peter Dodd
TD AMERITRADE

Exhibit G

TRANSMISSION VERIFICATION REPORT

TIME : 11/21/2006 15:05
NAME : OFFICEMAX0398
FAX : 18562314555
TEL : 8562311611
SER.# : 000C5J531710

DATE,TIME	11/21 15:05
FAX NO./NAME	13136654978 – 3 TRIES
DURATION	00:00:00
PAGE(S)	00
RESULT	BUSY
MODE	STANDARD

BUSY: BUSY/NO RESPONSE

RECEIVED

2007 FEB 16 AM 11:22

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08957-2717

Ph: 856 235 1711
February 7, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re: Request for deletion, February 5. 2007
General Motors Corporation

Ladies & Gentlemen:

General Motors received my proposal on November 01, 2007 and did contact me next day with information that my shares were not registered with their transfer agent. My submission by delayed fax showed 3 attempts to provide holdings information of 200 shares.

Since GM was furnished the phone number of Ameritrade at a free call 800 934 4448, they could just as easily called my broker as well as their agent for the required information. However, they chose to do it a more difficult way. for me, requiring an interruption of my agent's normal business to comply. I have no right to tell them to rush one. Also, GM knows from prior proposal years that I did own stock.

I receive regular dividends, and GM must know where to send them. A call to Ameritrade would have been quicker than writing letters and sending by FedEx to me, as stated above. I do claim they did not use due diligence in finding the information themselves.

GM Corporation was furnished the information also in year 2005. This is an attitude of using unfair S.E.C. rules which defame legitimate traders in stock equities by denying use of monthly reports of purchases and succeeding reports still showing holdings of the stock. This is a recurring insult to their integrity and should be rescinded.

I am enclosing exhibit Page-15 of GM's Year 2006 proxy report, stating Stock Ownership Guidelines. Quote: "—the best way to reinforce the link between the executives' and stockholders' interests is for executives to own—common stock. This may be so, but only if purchased by themselves, rather than an excuse to award such

Page 17 exhibit enclosed, states: Mr. Wagoner's "highly effective leadership" in establishing GM's "solid financial performance in cash generation, etc," yet the published information shows they lost millions of dollars. In spite of the "below target" results, Mr. Wagoner was awarded 400,000 in stock options, when none would have been the correct decision.

Here is a company that thinks small time in determining a proponent's holdings, yet big time in over-compensating management. I therefore ask that the SEC decide that my holdings have been consistent enough for inclusion of my proposal. Sincerely, Robert D. Morse

COPY TO G.M

- The compensation structure is established to provide total compensation in the third quartile for superior performance. As a result, in years of strong performance, executives can earn highly competitive levels of compensation as compared to executives at comparator companies. General Motors will thus be able to attract, retain, and motivate the leadership talent it needs to maintain and grow its businesses successfully. Conversely, in years where performance falls below objectives, executives will receive compensation that is lower than competitive benchmarks.

Stock Ownership Guidelines — The Corporation feels strongly that the best way to reinforce the link between the executives' and stockholders' interests is for executives to own a significant amount of Common Stock. As a result, the Committee has established formal stock ownership guidelines for all corporate officers, including the Named Executive Officers, and other select senior executives. Ownership guidelines are reviewed periodically to ensure appropriateness, and in 2004 the guideline amount for Mr. Wagoner was increased to the current salary multiple. The guidelines for senior executives are as follows:

Position	Minimum Aggregate Value Equivalent
Chairman and CEO	7 times base salary
Vice Chairmen	5 times base salary
Executive Vice Presidents	4 times base salary
Group Vice Presidents	3 times base salary
Vice Presidents and Operating Executives	2 times base salary

Compensation Deductibility Policy — In 2002, GM stockholders approved an incentive compensation program effective until 2007, which includes provisions allowing the Corporation to comply with regulations under Section 162(m) of the IRC. As a result, the Corporation is able to take a tax deduction for performance-based compensation in excess of $1 million per taxable year paid to each of the Named Executive Officers. The IRC does not permit companies to take a tax deduction for salary paid in excess of $1 million. While the Corporation makes every effort to ensure that it will be able to deduct the compensation it pays, if compliance with Section 162(m) conflicts with the Corporation's compensation philosophy, or what is believed to be in the best interests of the Corporation and its stockholders, we may conclude that paying non-deductible compensation is more consistent with that philosophy and in the best interests of GM and its stockholders.

Types of Compensation — In addition to retirement benefits, which are reviewed in the tables following this report, there are three major components of an executive's total compensation package:

- Base Salary
- Annual Incentives
- Long-Term Incentives

In determining the proper amount for each compensation component, we review the compensation paid for similar positions at other large corporations with which GM competes for executive talent and relative internal equity within our executive pay structure. Because the job market for these executives is not limited to the auto industry alone, a group consisting of 28 significant, global industrial/service corporations has been identified as our "comparator group." Each year we carefully review the composition of the comparator group and review the compensation paid at these companies, as well as their corporate performance, and other factors in determining the appropriate performance measures and compensation levels for our executives.

Base Salary — When establishing base salaries for GM executives, consideration is given to compensation data for similar positions at our comparator group of companies. In addition, other factors such as individual performance, potential for future advancement, specific job responsibilities, relative internal equity within our executive pay structure, and length of time in their current position will influence the final determination for individual executives.

Annual Incentives — For the 2004 performance year, annual incentives for all executive officers were earned under the General Motors 2002 Annual Incentive Plan that was approved by the stockholders at the 2002 annual meeting. All executives are eligible to be considered for annual incentive awards.

For the 2002-2004 period, GM's TSR results were below the threshold level established for payout of the long-term incentive plan, and therefore, no awards were paid.

Awards to Chief Executive Officer

In determining Mr. Wagoner's compensation for 2004, the Committee considered a number of important factors, particularly his continued highly effective leadership in establishing GM's solid financial performance in cash generation and cost reduction despite tough pricing conditions and intense competition. Impressive results were achieved in a number of key areas, including solid improvement in business operations, quality, productivity, new vehicle launches, and growth in key developing markets such as China. GMAC results were once again at record levels and GM Asia Pacific continued to deliver very impressive results. GM's Latin America, Africa, and Middle East region saw a return to profitability, but GM Europe and GM North America underperformed objectives. Although market share improved in three of the automotive regions, it was below-target in the U.S. The Committee therefore, determined Mr. Wagoner's compensation as follows:

Base Salary — Mr. Wagoner's salary remained unchanged during 2004.

Annual Incentives — Results in relation to the established corporate and regional performance targets for net income, operating cash flow, market share, quality, and other metrics that were established to encourage continuous improvement from prior-year levels were above threshold but below the target level. Therefore the final award for Mr. Wagoner was set below the target level.

Stock Options — As part of the Corporation's continuing compensation review process, the Committee reviewed the size and expected value of the options granted to Mr. Wagoner in comparison with option grants to CEOs of our comparator group of companies and to executives internally. After consideration of the number of options previously granted to Mr. Wagoner and in keeping with the Committee's strategy to reduce dilution levels, the Committee set his 2004 stock option grant at 400,000 shares of Common Stock.

Other Long-Term Incentives — The Long-Term Incentive Plan target grants cover the three-year period 2004-2006 and are disclosed on page 21. Because the relative, cumulative TSR for the 2002-2004 performance period was below threshold as described above, no award was paid.

During 2004 the Committee met with the Board of Directors in executive session to review the Corporation's performance and the performance of Mr. Wagoner and other members of senior management. The Board concurred with our decisions.

EXECUTIVE COMPENSATION COMMITTEE

John H. Bryan, Chair

George M.C. Fisher　　Karen Katen

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 22, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Motors Corporation
Incoming letter dated February 5, 2007

The proposal requests that "remuneration to any of the top five persons named in Management be limited to $500,000.00 per year, plus any nominal perks" applicable after existing programs have been completed and discontinuing severance programs.

There appears to be some basis for your view that General Motors may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of General Motors' request, documentary support indicating that it has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if General Motors omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,



Derek B. Swanson
Attorney-Adviser

END